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Lucky Buns

Burger Joint

675 Wharf Street SW
Washington, DC 20024
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $25,000 invested.
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THE PITCH
Lucky Buns is seeking investment to fund the new District Wharf expansion.
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
MEET LUCKY BUNS

Founded in 2017, Lucky Buns has quickly become one of DC's- and America's- most sought-after burger spots. We're a group of serious industry guys who love grilling up meaty stacks, frying crispy chicken, listening to chill tunes, and want to turn the burger game up on its head!

WHAT WE'RE SERVING

Run-of-the-mill fast casual? Not us. We're serving fun, high-quality burgers and sandwiches inspired by the bold and exciting flavors of the globe. All of our recipes are made from scratch with the best meats, cheeses, and sauces.

Bangin' diner-style burgers using the best house-made and local meats, cheeses, and breads with a well traveled swag.
Crispy AF fried chicken sandwiches incorporating bold spices, sauces, and ingredients.
House-cut fries and tots blanketed in sauces like romesco, curry gravy, and hatch chili queso.
Sides that aren't an afterthought: healthy & dynamic preparations inspired by some of the world's most interesting flavors.
MORE THAN BURGERS

Outside of our burger menu (all made with a proprietary blend of angus beef from Creekstone Farms), we offer hormone-free chicken from Allen Farms, fresh buns, and local seasonal produce.

Health-conscious? Every item can be served on a fresh green salad.
Meatless options include Beyond, Impossible, or house-made lentil & mushroom patties.
Marinated tandoori chicken is always available as an alternative.
A beautiful cocktail menu provides a more upscale nightlife experience.
OUR COMPETITIVE ADVANTAGE

Last year, Americans ate 50 billion burgers. That's 3 burgers per week, or $2,500 per year, per person. It's a $129 billion industry, with a yearly growth rate of 2.6%. Fried chicken revenue has tripled over the past 10 years. There's a huge market opportunity, but we've gone above and beyond in establishing a brand that's unique among competitors.

Our menu is unique: rather than the same Americana burgers found everywhere else, our flavors are globally inspired.
Style, design, and ambiance are at the forefront of our concept.
Our quality is unmatched by typical fast-food joints. We're able to serve food quickly and maintain efficiency without sacrificing on quality or flavor.
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With higher quality products and more options available, our offering is healthier than the gut bombs or our fast food forefathers.
THE INVESTMENT OPPORTUNITY: LUCKY BUNS @ THE WHARF

The Wharf DC is a new $2.5 billion dollar development with over 900 residential units, 2.5 million sq ft. of retail, commercial, and entertainment space, a 6,000-seat music venue, 6 high-end hotels, parking for over 1,000 cars, and 250 boat slips. Located less than 1 mile from Nationals Park and Audi Field, restaurants in this area are making at least $2.5MM in revenue each year.

Funds raised during this round will go towards startup costs at this specific location in DC.
Preferred payback with an aggressive "first in, first out" amortization goal
Our vision is to open up more locations across the US and internationally.
MILESTONES

In 2020, COVID-19 battered the restaurant industry with an estimated 20% of all restaurants in the US slated to close, and an average drop in per-unit revenue of over 90%. But Lucky Buns' revenue increased 8% from the previous year.

We kept all salaried staff members, 75% of hourly workers, and raised over $4,000 in donations to support our out of work staff.
We did $2MM in revenue in 2020, up from $1.6 in 2019.
We were profitable within our first year of opening.
Average ticket size of $30PP with a 65/35% food/alcohol mix.
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THE TEAM
Alex McCoy
Chef/Founder

Alex McCoy is a 19-year veteran of the restaurant industry. In 2007 He became head chef of Ralph Lauren & Lincoln Pilcher's (Kingswood, Eveleigh, Ruby's) Georgetown, DC cafe, Rugby Food & Spirits. In 2013, inspired by his family's London upbringing, Alex founded & opened Duke's Grocery in the Dupont Circle neighborhood of DC which quickly became a local household name garnering such accolades as "33 Best Burgers in America" by Thrillist & "Best Burgers in DC" by Washingtonian Magazine. A lifelong traveller, Alex spent many years traveling back and forth between the US & SE Asia culminating with his opening of Alfie's in 2015.

In 2017 Alex opened two permanent locations of his longtime Sunday, burger-centric pop-up, Lucky Buns. One on the bustling Adams Morgan neighborhood of NW Dc and the other in the Capital One Arena. Lucky Buns is already garnering much attention in DC, as one of the most anticipated openings in the District as well as its Irish / Se Asian / UK and Aussie inspired dishes being written up by newspapers around the globe.

Marc Dosik
Co-founder

12,000
Social Media Followers
4.7
Average Rating
$6,000,000
Projected Sales by 2023
PRESS
Lucky Buns Expands to The Wharf, Promising a Late-Night Nosh Option

"A big messy burger is what you want to get you through all of this," says chef and co-owner Alex McCoy.

Lucky Buns Moves Into a Hip London Wine Bar This Summer

Plus, HipCityVeg debuts a vegan hot dog cart at Nationals Park

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Site Buildout & Construction Costs $94,000
Mainvest Compensation $6,000
Total $100,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $6,000,000 $6,300,000 $6,615,000 $6,945,750 $7,293,038

Cost of Goods Sold $2,013,000 $1,845,250 $1,974,417 $2,073,137 $2,135,331

Gross Profit $3,987,000 $4,454,750 $4,640,583 $4,872,613 $5,157,707

EXPENSES

Rent $246,468 $252,629 $258,944 $265,417 $272,052

General & Administrative $40,200 $41,205 $42,235 $43,290 $44,372

Employee Related Costs $934,643 $958,009 $981,959 $1,006,507 $1,031,669

Operating Expenses $16,500 $16,912 $17,334 $17,767 $18,211

Merchant/Delivery Fee Expense $240,000 $252,000 $264,600 $277,830 $291,721

Marketing & Advertising $2,400 $2,400 $2,400 $2,400 $2,400

Operating Profit $2,506,789 $2,931,595 $3,073,111 $3,259,402 $3,497,282

This information is provided by Lucky Buns. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

2021 Income Statement

Lucky Buns - The Wharf ProForma.pdf

Investment Round Status

Target Raise $100,000

Maximum Raise $250,000

Amount Invested $0

Investors 0

Investment Round Ends September 9th, 2022

Summary of Terms

Legal Business Name WharfLB LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $25,000 invested

1.6×

Investment Multiple 1.4×

Business's Revenue Share 0.3%-0.8%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2028

Financial Condition

No operating history

Lucky Buns was established in July, 2019 Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Lucky Buns to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Lucky Buns operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Lucky Buns competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Lucky Buns's core business or the inability to compete successfully against the with other competitors could negatively affect Lucky Buns's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Lucky Buns's management or vote on and/or influence any managerial decisions regarding Lucky Buns. Furthermore, if the founders or other key personnel of Lucky Buns were to leave Lucky Buns or become unable to work, Lucky Buns (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Lucky Buns and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Lucky Buns is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Lucky Buns might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Lucky Buns is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Lucky Buns

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Lucky Buns's financial performance or ability to continue to operate. In the event Lucky Buns ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Lucky Buns nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Lucky Buns will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Lucky Buns is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Lucky Buns will carry some insurance, Lucky Buns may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Lucky Buns could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Lucky Buns's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Lucky Buns's management will coincide: you both want Lucky Buns to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Lucky Buns to act conservative to make sure they are best equipped to repay the Note obligations, while Lucky Buns might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Lucky Buns needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Lucky Buns or management), which is responsible for monitoring Lucky Buns's compliance with the law. Lucky Buns will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Lucky Buns is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Lucky Buns fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Lucky Buns, and the revenue of Lucky Buns can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Lucky Buns to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Lucky Buns. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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